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                                  Exhibit 12

                             OWENS-ILLINOIS, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                     (Millions of dollars, except ratios)

                                             Three Months ended March 31,
                                         -----------------------------------
                                                                Pro Forma
                                                             As Adjusted For
                                                              BTR Packaging
                                                               Acquisition
                                           1999      1998          1998
Earnings before income taxes, and        ------    ------    ---------------
  minority share owners' interests .     $119.2    $117.1        $142.3

Less:  Equity earnings . . . . . . .       (4.5)     (4.7)         (5.4)
Add:   Total fixed charges deducted
         from earnings . . . . . . .      112.1      70.3         113.8
       Proportional share of pre-tax
         earnings (loss) of 50% owned
         associates. . . . . . . . .        1.2       1.2           2.2
                                         ------    ------        ------
       Earnings available for payment
         of fixed charges. . . . . .     $228.0    $183.9        $252.9
                                         ======    ======        ======
Fixed charges (including the Company's
  proportional share of 50% owned
  associates):

       Interest expense. . . . . . .     $103.1    $ 64.5        $104.0
       Portion of operating lease rental
         deemed to be interest . . .        6.9       5.1           6.4
       Amortization of deferred
         financing costs and debt
         discount expense. . . . . .        2.1        .7           3.4
                                         ------    ------        ------
       Total fixed charges deducted from
         earnings and fixed charges.     $112.1    $ 70.3        $113.8

Preferred stock dividends (increased to
  assumed pre-tax amount). . . . . .        9.1        .5           7.6
                                         ------    ------        ------
Combined fixed charges and preferred
  stock dividends. . . . . . . . . .     $121.2    $ 70.8        $121.4
                                         ======    ======        ======
Ratio of earnings to fixed charges .        2.0       2.6           2.2

Ratio of earnings to combined fixed
  charges and preferred stock
  dividends. . . . . . . . . . . . .        1.9       2.6           2.1